

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via Facsimile
Mr. Gregg Piontek
Chief Financial Officer
Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381

  Re: Newpark Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed February 28, 2013
     Form 10-Q for Fiscal Quarter Ended June 30, 2013
     Filed July 26, 2013
     File No. 1-02960

Dear Mr. Piontek:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 7

Risks Related to Legal and Regulatory Matters, Including Environmental Regulations, page 11

1. We note your disclosure at page 11 regarding regulatory risks related to hydraulic fracturing. This appears to be the only reference to hydraulic fracturing in your filing. Please revise your disclosure to clarify the extent to which you are involved in the process of hydraulic fracturing, such as whether your drilling fluids products are used in hydraulic fracturing operations, and whether the services you provide relate to hydraulic fracturing operations.

In addition, please include risk factor disclosure to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives. In the alternative, please tell us why such risks are not material to you.

Financial Statements and Supplementary Data, page 32

Consolidated Statements of Operations, page 34

2.   Please explain to us how you have considered the presentation requirements of Rules 5-03(b)(1) and (2) of Regulation S-X, or revise your presentation to conform to the rules.

Revenue Recognition, page 39

3.   We note that you derive revenue from rental of your mats. Please tell us how you have considered the guidance under FASB ASC 840 as the lessor in these arrangements. In particular, please refer to FASB ASC 840-10-25-1, 840-10-25-41 through 25-45, 840-20-50-4, and 840-30-50-4. As is it relates to the lease terms of your agreements, we note your reference to "subsequent extensions." Please address whether any of your agreements contain penalties related to non-renewal.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Balance Sheet, page 2

4.   We note that there are greater than one quarter's revenues outstanding in net trade receivables as of June 30, 2013. Please describe to us the payment terms that you offer your customers and the reason why it appears to take a significant amount of time to collect your trade receivables. As part of your response, please describe to us the facts and circumstances surrounding any significant trade receivables outstanding as of June 30, 2013 that were not subsequently collected in cash.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour at (202) 551-3360, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director